-FOR IMMEDIATE RELEASE-

ELRON ISSUES PROXY IN CONNECTION WITH SPECIAL

SHAREHOLDERS MEETING ON APRIL 2, 2008

Tel Aviv, Israel – March 6, 2008 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that further to its announcement on February 25, 2008, it has issued the proxy materials in connection with its Special Meeting of Shareholders to be held at 3.00 pm, Israel time, on April 2, 2008, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel Aviv, Israel.

The detailed notice and proxy statement to the shareholders shall be mailed on or about March 6, 2008 and will also be made available at no charge on the U.S. Securities and Exchange Commission's website at http://www.sec.gov and on the Israel Securities Authority’s website at http://www.magna.isa.gov.il.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.

Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).

March 5, 2008

Dear Shareholder,

You are cordially invited to attend a Special General Meeting of Shareholders of Elron Electronic Industries Ltd. (the “Company”) to be held at 3:00 pm., Israel time, on April 2, 2008, at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel.

At this meeting you will be asked to approve the amendment of the terms and conditions of employment of Yair Cohen, a Vice President of the Company, as more fully set forth in the accompanying proxy statement.

For the reasons set forth in the accompanying Proxy Statement, the Board of Directors unanimously recommends that you vote “FOR” the resolutions specified on the enclosed form of proxy.

We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company’s offices no later than forty-eight hours before the meeting.

Thank you for your cooperation.

Very truly yours,

ARIE MIENTKAVICH	DORON BIRGER
Chairman of the Board of Directors	President & Chief Executive Officer

Tel-Aviv, Israel
March 5, 2008

ELRON ELECTRONIC INDUSTRIES LTD.
NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special General Meeting of Shareholders (the “Meeting”) of Elron Electronic Industries Ltd. (the “Company”) will be held at 3:00 p.m., Israel time, on April 2, 2008, at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel.

In the Meeting the shareholders will be asked to approve the amendment of the terms and conditions of employment of Yair Cohen, a Vice President of the Company, as more fully set forth in the accompanying proxy statement.

Shareholders of record at the close of business on March 3, 2008 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. The Company must receive proxies at its office by 3:00 p.m., Israel time, on March 31, 2008. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through this enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to convince them with regard to their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company’s offices at the address above. The last date for issuance of such Position Notices to the Company is March 16, 2008.

Joint holders of shares should take note that, pursuant to Article 56 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names are listed in the Register of Shareholders.

By Order of the Board of Directors,

ARIE MIENTKAVICH	DORON BIRGER
Chairman of the Board of Directors	President & Chief Executive Officer

ELRON ELECTRONIC INDUSTRIES LTD.
3 Azrieli Center
The Triangle Building, 42nd Floor
Tel-Aviv, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.003 nominal value (the “Ordinary Shares”), of Elron Electronic Industries Ltd. (the “Company” or “Elron”) in connection with the solicitation by the Board of Directors of the Company of proxies for use at a Special General Meeting of Shareholders (the “Meeting” ) to be held on April 2, 2008, at 3:00 p.m., Israel time, or at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders.

It is proposed that at the Meeting, the Shareholders approve the amendment of the terms and conditions of employment of Yair Cohen, a Vice President of the Company, as more fully set forth herein. The Company is unaware at this time of any other matters that will come before the Meeting.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy properly executed and received by the Company at least 48 hours prior to the Meeting will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be considered to have been voted. Although abstentions are taken into account to determine if a quorum is present, broker non-votes are not.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on March 3, 2008 will be entitled to notice of and to vote at the Meeting. Proxies are being mailed to shareholders on or about March 6, 2008 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On February 1, 2008, the Company had issued and outstanding 29,650,017 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two shareholders holding one-third of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 1, 2008, unless otherwise specified, the number of Ordinary Shares owned by all shareholders known to us to own more than 5% of our Ordinary Shares* and by all officers and directors as a group:

Name and Address	Number of Ordinary Shares	Percent of Ordinary Shares
Discount Investment Corporation Ltd. (“DIC”)(1) Tel Aviv, Israel	14,400,796	48.57%
Clal Insurance Group (2) Tel Aviv, Israel	104,026	0.35%
All Officers and Directors as a group (3)	182,224	0.61%

*

The above table does not include 558,454 shares held by the Clal Insurance group not for its own account and 21,367 shares held by Epsilon Mutual Fund, an entity controlled by IDBD and IDBH, which shares are not held for its own account.

(1)

IDB Holding Corporation Ltd. (“IDBH”) is the parent of IDB Development Corporation Ltd. (“IDBD”), which, in turn, is the parent of DIC and Clal Insurance Enterprises Holdings Ltd. (“Clal”). IDBH, IDBD, DIC and Clal are public companies traded on the Tel Aviv Stock Exchange.

As of February 1, 2008, approximately 51.7% of the outstanding share capital of IDBH was owned by a group comprised of: (i) Ganden Investments I.D.B. Ltd. (“Ganden Investments”), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which held 31.02% of the equity and voting power in IDBH; (ii) Manor Investments-IDB Ltd. (“Manor Investments”), a private Israeli company controlled by Ruth and Isaak Manor, which held 10.34% of the equity and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat Investments”), a private Israeli company controlled by Avraham Livnat, which held 10.34% of the equity and voting power in IDBH. Ganden Investments, Manor Investments and Livnat Investments are parties to a shareholders agreement, for the maintaining and exercising of their joint control of IDBH, with respect to their aggregate holdings of (approximately) 51.7% of the issued share capital of IDBH, as follows: (i) Ganden Investments—31.02%; (ii) Manor Investments—10.34%; and (iii) Livnat Investments—10.34% (“IDBH Shareholders Agreement”). The term of the IDBH Shareholders Agreement expires in May 2023.

In addition, as of February 1, 2008, (i) Ganden Holdings Ltd. (“Ganden Holdings”), another private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which is the parent company of Ganden Investments, held directly approximately 12.31% of the equity and voting power in IDBH, (ii) Ganden Investments additionally held directly approximately 6.71% of the equity of and voting power in IDBH, (iii) Shelly Bergman held, through a wholly owned company, approximately 4.23% of the equity of and voting power in IDBH, (iv) Manor Investments additionally held directly approximately 0.05% of the equity and voting power in IDBH, (v) another private Israeli company controlled by Ruth and Isaak Manor, which is the parent company of Manor Investments, held directly approximately 1.29% of the equity and

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voting power in IDBH (in addition, Manor Investments held directly approximately 0.32% of the equity of and voting power in IDBD) and (vi) Avraham Livnat Ltd., another private Israeli company controlled by Avraham Livnat which is the parent company of Livnat Investments, held approximately 1.35% of the equity and voting power in IDBH. None of the shares set forth in sections (i)–(vi) above are subject to the IDB Shareholders Agreement.

Certain of the foregoing shares of IDBH have been pledged in favor of certain financial institutions as collateral for loans taken to finance part of the purchase price of such shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.

Nochi Dankner is the Chairman of IDBH, IDBD and DIC and a director of Clal and Elron. Zehava Dankner (the mother of Nochi Dankner) is a director of IDBH, IDBD and DIC. Zvi Livnat (a son of Avraham Livnat) is a director of IDBH, IDBD and DIC. Shay Livnat (a son of Avraham Livnat) is a director of IDBD, Clal and Elron. Isaak Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal and Dori Manor (the son of Isaak and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron.

DIC’s address is 3 Azrieli Center, 44th floor, Tel Aviv 67023, Israel.

(2)

The Clal Insurance Group is comprised of Clal and its subsidiary companies, which are deemed to be major shareholders of the Company. Clal is majority owned by IDBD, the parent company of DIC, which in turn is a controlling shareholder of the Company. As of February 1, 2008, the other major shareholder of Clal was Bank Hapoalim, which held approximately 12.63% of Clal’s shares (including holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M.). None of the remaining shareholders of Clal held more than 5% of its shares.

The Clal Insurance Group’s address is 48 Menachem Begin Rd., Clal Development Bldg., Tel Aviv, Israel.

(3)

This amount includes 179,000 shares underlying options that are currently exercisable or that will become exercisable within 60 days of February 1, 2008. This amount does not include any shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC.

APPROVAL OF AMENDMENT TO THE TERMS AND CONDITIONS OF
EMPLOYMENT OF YAIR COHEN, VICE PRESIDENT OF THE COMPANY.

Mr. Yair Cohen has been a Vice President of Elron since July 2005. Since August 16, 2006, Mr. Cohen has also served as Chairman of the Board of Directors of ECtel Ltd. (“ECtel”), a company controlled by Clal Electronics Industries Ltd. and Koor Industries Ltd. which in turn are controlled by IDBD and IDBH. Through December 31, 2007, Mr. Cohen had not received any compensation for this service. ECtel, subject to its shareholders’ approval, is proposing to compensate Mr. Cohen for his services as Chairman of the Board of Directors of Ectel and accordingly, Elron has beeen advised that ECtel is proposing the following principal terms of employment of Mr. Cohen with ECtel, with effect from January 1, 2008, as follows:

•	Part time position (25% of full time basis);

•	Gross monthly salary of NIS 17,750 (the “Salary”) which is equal, based on the current exchange rate of the NIS against the U.S. dollar, to approximately $4,930 per month;

3

•

Certain Salary-based benefits consisting of contribution to a manager’s insurance policy and an advanced study fund (Keren Hishtalmut Fund) for Mr. Cohen, in accordance with the Ectel’s customary practices for executive employees;

•	Annual leave of 6 days per year;

•	Sick leave—8 days per year; and

•	Notice of termination—3 months by ECtel or Mr. Cohen.

In addition, Elron has been notified by ECtel that Ectel is proposing to approve the grant to Mr. Cohen of equity-based compensation, in the form of “Stock Appreciation Rights” or “SARs” (as such term is defined in ECtel’s 2003 Equity Incentive Plan, the “2003 Equity Incentive Plan”), with respect to 300,000 of ECtel’s Ordinary Shares. The SARs will vest quarterly in equal parts at the end of each 90 day period, commencing on the date of the commencement of his service as Chairman of the Board of ECtel in August 2006 until August 16, 2009. However, vesting shall accelerate in the event of a Corporate Transaction (as such term is defined in the 2003 Equity Incentive Plan). The grant price for the SARs is $2.59 per share, which was the closing share price of Ectel’s Ordinary Shares on Nasdaq on the last trading day prior to the date on which the grant of the SARs was approved by ECtel’s Audit Committee and Board. The SARs will be subject to such other terms as are applicable to all options granted under the 2003 Equity Incentive Plan.

Mr. Cohen is continuing to serve as a Vice President of Elron. However in light of the proposed terms of employment of Mr. Cohen as Chairman of the Board of ECtel as described above, it is proposed to amend Mr. Cohen’s employment terms with Elron in such a manner that for as long as Mr. Cohen serves as an active Chairman of ECtel, the salary which Mr. Cohen receives from Elron (“Elron Salary”) will be reduced by the amount of the ECtel Salary and the contributions by Mr. Cohen and Elron to Mr. Cohen’s manager’s insurance policy and education fund maintained by Elron and other ancillary rights and benefits will be reduced accordingly. If and when Mr. Cohen ceases to be an active Chairman of ECtel, Mr. Cohen may return to be a full time employee of Elron, and Mr. Cohen’s Elron Salary would then be re-adjusted accordingly.

In view of the impact of the terms of compensation for Mr. Cohen as Chairman of the Board of Directors of ECtel, on the terms of his employment with Elron, the amendment to Mr. Cohen’s terms of employment with Elron is subject to the approval of Elron’s shareholders. The amendment to Mr. Cohen’s terms of compensation at Elron as described herein were duly approved by Elron’s Audit Committee and Board of Directors prior to the mailing of this proxy statement and is conditional upon the shareholders of ECtel approving the terms of its employment of Mr. Cohen, as described above.

“RESOLVED that the amendment to the terms and conditions of the employment of Mr. Cohen as described in the Company’s Proxy Statement, dated March 5, 2008, be, and hereby is, approved and ratified with effect from January 1, 2008.”

The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the approval of the proposed Resolution. However, since the proposed Resolution may deemed to involve an extraordinary transaction in which a “Controlling Person” of the Company, as defined by the Companies Law, in this case, IDBD and IDBH, have a personal interest, the approval of the Resolution will require that either: (i) the majority of shares voting at the Meeting includes at least one third (1/3) of the shares of shareholders who do not have a

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personal interest in the approval of the resolution and who are present and voting in person or by proxy, at the Meeting (without taking into account abstentions); or (ii) the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

The Audit Committee and the Board of Directors recommend a vote FOR approval of the Resolution.

By Order of the Board of Directors,

ARIE MIENTKAVICH	DORON BIRGER
Chairman of the Board of Directors	President & Chief Executive Officer

March 5, 2008

5

ELRON ELECTRONIC INDUSTRIES LTD.

THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 2, 2008

The undersigned hereby constitutes and appoints DORON BIRGER and DONNA GERSHOWITZ and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on March 3, 2008 at the Special Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Building, 42nd Floor, Tel-Aviv, Israel, on April 2, 2008, at 3:00pm (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

(Continued and to be signed on the reverse side)

14475

SPECIAL MEETING OF SHAREHOLDERS OF

ELRON ELECTRONIC INDUSTRIES LTD.

April 2, 2008

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

$ Please detach along perforated line and mail in the envelope provided.$

00030000020000000000 0	040208

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in the Proposal listed herein.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐
		FOR	AGAINST	ABSTAIN
1.	To amend the terms of employment of Mr. Yair Cohen, a Vice-President of the Company as more fully set forth in the accompanying proxy statement.	☐	☐	☐

Under the Companies law, 1999 you are required to indicate, whether or not you have a personal interest in the resolution described in the above proposal, which shall include the personal interest of any of your relatives or any entity in which you or any of your relatives:

  holds 5% or more of the issued and outstanding share capital or voting rights, or has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States) , or is a director or a general manager.

An interest resulting merely from the holding of a company's shares shall not be deemed to be a personal interest.

	YES	NO
PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN ABOVE PROPOSAL.	☐	☐

IF YOU FAIL TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THE ABOVE PROPOSAL, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR THE RESOLUTION.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.